                                                                  EXHIBIT (4)(a)
                             [LOGO OF PACIFIC LIFE]

Pacific Life Insurance Company.700 Newport Center Drive.Newport Beach, CA 92660
-------------------------------------------------------------------------------

READ YOUR POLICY CAREFULLY. This is a legal contract between you, the Owner, and us, Pacific Life Insurance Company, a stock insurance company. We agree to pay the benefits of this policy according to its provisions. The consideration for this policy is the application for it, a copy of which is attached, and payment of the premiums.

PREMIUMS ARE FLEXIBLE, SUBJECT TO MINIMUMS REQUIRED TO KEEP THE POLICY IN FORCE. VARIABLE ACCOUNT VALUES ARE NOT GUARANTEED, AND MAY INCREASE OR DECREASE DEPENDING UPON VARIABLE ACCOUNT INVESTMENT EXPERIENCE. POLICY LOAN VALUE IS LESS THAN ONE HUNDRED PERCENT (100%) OF THE POLICY'S CASH SURRENDER VALUE.

THE METHOD FOR DETERMINING THE DEATH BENEFIT IS DESCRIBED IN THE DEATH BENEFIT SECTION OF THIS POLICY. THE AMOUNT OF THE DEATH BENEFIT MAY BE FIXED OR VARIABLE ACCORDING TO THE DEATH BENEFIT OPTION SELECTED AND MAY INCREASE OR DECREASE. THE DURATION THIS POLICY REMAINS IN FORCE MAY VARY, DEPENDING ON THE PREMIUMS PAID AND THE INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNTS.

FREE LOOK RIGHT - You may return this policy within 10 days after you receive it. To do so, deliver or mail it to us or to our agent. This policy will then be deemed void from the beginning and we will refund:
.. any Premium Load deducted from premiums received; plus
.. any Net Premium allocated to the Fixed Options; plus
.. the Variable Accumulated Value as of the end of the Valuation Period when we receive the policy; plus
.. any policy charges and fees deducted from the Variable Accounts.

                   Signed for Pacific Life Insurance Company,

      /s/ THOMAS C. SUTTON                         /s/ AUDREY L. MILFS

 Chairman and Chief Executive Officer                     Secretary

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

.. Death Benefit Payable On The Death Of The Insured While The Policy Is In Force .. Net Cash Surrender Value Payable Upon Surrender While The Policy Is In Force .. Adjustable Face Amount
.. Benefits May Vary Based On Investment Experience
.. Non-Participating

  POLICY NUMBER: VP99999990          OWNER:               LELAND STANFORD
  POLICY DATE:   JAN 10, 1998        INSURED:             LELAND STANFORD
  RISK CLASS:    MALE NONSMOKER      AGE ON POLICY DATE:  35
                                     INITIAL FACE AMOUNT: $100,000

  NOTE: IT IS POSSIBLE THAT COVERAGE WILL LAPSE IF THE ACCUMULATED VALUE IS INSUFFICIENT TO PAY THE CHARGES ASSESSED ON A MONTHLY PAYMENT DATE. BECAUSE THE ACCUMULATED VALUE MAY BE BASED ON THE INVESTMENT RESULTS OF THE VARIABLE ACCOUNTS, THE PAYMENT OF INITIAL AND PLANNED PREMIUMS MAY NOT BE ADEQUATE TO GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. IF THE POLICY DOES NOT REMAIN IN FORCE, THERE WILL BE NO DEATH BENEFIT OR ACCUMULATED VALUE.

                                                      POLICY NUMBER: VP999999990

                              POLICY SPECIFICATIONS

BASIC POLICY:         FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

PREMIUMS:   PLANNED PERIODIC PREMIUM PAYMENT   =  $  X,XXX.XX
            GUIDELINE SINGLE PREMIUM           =  $ XX,XXX.XX
            GUIDELINE LEVEL PREMIUM            =  $  X,XXX.XX

DEATH BENEFIT QUALIFICATION TEST:       GUIDELINE PREMIUM TEST
            (THIS ELECTION IS IRREVOCABLE FOR THE LIFE OF THE CONTRACT)

DEATH BENEFIT OPTION:               A


INTEREST ON EACH FIXED OPTION IS GUARANTEED TO BE NOT LESS THAN 3.00% ANNUALLY. IN ADDITION, ANY EXCESS INTEREST DECLARED BY US WILL BE GUARANTEED FOR ONE YEAR.

PREMIUM LOAD:     SEE POLICY CHARGE SPECIFICATIONS PAGE

ADMINISTRATIVE CHARGE:     $10.00 PER MONTH

M&E RISK CHARGE RATE:      SEE POLICY CHARGE SPECIFICATIONS PAGE





POLICY NUMBER:  VP99999990            OWNER:               LELAND STANFORD
POLICY DATE:    JAN 10, 1998          INSURED:             LELAND STANFORD
RISK CLASS:     MALE NONSMOKER        AGE ON POLICY DATE:  35
                                      INITIAL FACE AMOUNT: $100,000

NOTE: IT IS POSSIBLE THAT COVERAGE WILL LAPSE IF THE ACCUMULATED VALUE IS INSUFFICIENT TO PAY THE CHARGES ASSESSED ON A MONTHLY PAYMENT DATE. BECAUSE THE ACCUMULATED VALUE MAY BE BASED ON THE INVESTMENT RESULTS OF THE VARIABLE ACCOUNTS, THE PAYMENT OF INITIAL AND PLANNED PREMIUMS MAY NOT BE ADEQUATE TO GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE. IF THE POLICY DOES NOT REMAIN IN FORCE, THERE WILL BE NO DEATH BENEFIT OR ACCUMULATED VALUE.

                                    PAGE 3.0

                                                      POLICY NUMBER: VP999999990

                SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE


                           BASIC COVERAGE

                           FACE AMOUNT:          $100,000
                           AGE ON POLICY DATE:   35
                           RISK CLASSIFICATION:  MALE NONSMOKER

                           COVERED PERSON:       LELAND STANFORD

--------------------------------------------------------------------------------

                                    Page 3.1

                                                      POLICY NUMBER: VP999999990

                        POLICY CHARGE SPECIFICATIONS PAGE

PREMIUM LOAD:
                            POLICY YEAR                       PREMIUM LOAD RATE
                            -----------                       -----------------

             1 (FOR THE FIRST $XX,XXX OF PREMIUM PAID)               5.25%
           1 (FOR ANY PREMIUM PAID IN EXCESS OF $XX,XXX)            14.85%
                                 2                                  11.85%
                                 3                                  17.85%
                               4 TO 5                               19.85%
                              6 TO 10                               10.85%
                            11 AND LATER                             3.85%



M&E RISK CHARGE RATE:    0.000625 (0.75% ANNUALLY) IN THE FIRST 10 POLICY YEARS;
                         0.000375 (0.45% ANNUALLY) IN YEARS 11-20;
                         THEN .0.00009167 (0.11% ANNUALLY) THEREAFTER.

                                    Page 3.2

                                                      POLICY NUMBER: VP999999990

                    TABLE OF INSURANCE CHARGES - BASIC POLICY

GUARANTEED MAXIMUM MONTHLY COST OF INSURANCE RATES PER $1000 OF COVERAGE APPLICABLE TO LELAND STANFORD.

                    MONTHLY                  MONTHLY                MONTHLY
        AGE          RATE          AGE        RATE         AGE       RATE
     -------------------------------------------------------------------------
         35         0.17600         60       1.34998        85      13.73773
         36         0.18686         61       1.47355        86      15.02185
         37         0.20022         62       1.61341        87      16.35661
         38         0.21526         63       1.77217        88      17.73798
         39         0.23280         64       1.94909        89      19.17199
         40         0.25202         65       2.14342        90      20.67766
         41         0.27458         66       2.35100        91      22.28714
         42         0.29715         67       2.57276        92      24.06347
         43         0.32307         68       2.80882        93      26.11993
         44         0.34984         69       3.06532        94      28.81300
         45         0.37996         70       3.35367        95      32.81758
         46         0.41093         71       3.68199        96      39.64295
         47         0.44442         72       4.06029        97      53.06605
         48         0.47960         73       4.49620        98+     83.33300
         49         0.51898         74       4.98352
         50         0.56089         75       5.51331
         51         0.61038         76       6.07653
         52         0.66577         77       6.66569
         53         0.72875         78       7.27588
         54         0.80018         79       7.92387
         55         0.87672         80       8.63521
         56         0.96005         81       9.43078
         57         1.04684         82      10.33895
         58         1.13962         83      11.37350
         59         1.23925         84      12.51385

                                    Page 4.0

                                   DEFINITIONS

In this section, we define certain terms used throughout this policy. Other terms may be defined in other parts of the policy. Defined terms are usually capitalized for emphasis.

Age - means the Insured's Age to the nearest birthday as of the Policy Date, increased by the number of complete policy years elapsed.

Code - is the U.S. Internal Revenue Code, as amended, and the rules and regulations issued thereunder.

Evidence of Insurability - is information, including medical information, satisfactory to us that is used to determine insurability and the Insured's risk class.

Face Amount - is used in determining the death benefit under this policy, including any increases or decreases. The Face Amount is shown in the Policy Specifications.

Fixed Options - consist of the Fixed Account and the Fixed LT Account, which are part of our general account.

Home Office - means our Life Insurance Operations Center

Insured - is the person insured under this policy. The Insured is shown in the Policy Specifications as the Covered Person.

Investment Options - consist of the Variable Accounts and the Fixed Options.

Monthly Payment Date - is the day each month on which certain policy charges are deducted from the Accumulated Value. This first Monthly Payment Date is the Policy Date. Later Monthly Payment Dates occur each month after the Policy Date on the same day of the month as the Policy Date.

Net Premium - is the premium we receive reduced by any Premium Load.

PL, the Company, we, our, ours and us - refer to Pacific Life Insurance Company.

Policy Date - is shown on page 3. Policy months, quarters, years and anniversaries are measured from this date.

Policy Debt - is the sum of outstanding policy loans plus accrued Loan Interest.

Policy Specifications -is a section of your policy containing information generally unique to your policy.

Separate Account -is the Pacific Select Exec Separate Account, which is a separate account of ours that consists of subaccounts, also called Variable Accounts. Each Variable Account may invest its assets in a separate class of shares of a designated investment company or companies.

Valuation Date - is each day required by applicable law and currently includes each day the New York Stock Exchange is open for trading and our Home Office is open. If any transaction or event is scheduled to occur on a day that is not a Valuation Date, such transaction or event will be deemed to occur on the next following Valuation Date unless otherwise specified.

Valuation Period - is the period of time between successive Valuation Dates.

Variable Account - is a subaccount of a separate account of ours in which assets are segregated from assets in our general account and from assets in other subaccounts. Premiums and Accumulated Value under this policy may be allocated to a Variable Account for variable accumulation.

Written Request - is a request in writing, signed by you, and received by us at our Home Office, containing such information that we need to act on the request.

You, your or Owner - refer to the Owner of this policy.

                              OWNER AND BENEFICIARY

Owner - The Owner of this policy is as shown in the Policy Specifications or in a later Written Request. If you change the Owner, the change is effective on the date the Written Request is signed, subject to our receipt of it. If there are two or more Owners, they will own this contract as joint tenants with right of survivorship.

Assignment - You may assign this policy by Written Request, subject to the following. An assignment will take place only when recorded at our Home Office. When recorded, the assignment will take effect as of the date the Written Request was signed. Any rights created by the assignment will be subject to any payments made or actions taken by us before we record the change. We will not be responsible for the validity of any assignment.

Beneficiary - The beneficiary is named by you in the application to receive the death benefit proceeds. The beneficiary may be one or more persons. If the beneficiary is more than one person, they will share the death benefit proceeds equally or as you may otherwise specify by Written Request. The interest of any beneficiary will be subject to any assignment. If you have named a contingent beneficiary, that person becomes the beneficiary if the beneficiary dies before the Insured. A beneficiary may not, at or after the Insured's death, assign, transfer or encumber any benefit payable. To the extent allowed by law, policy benefits will not be subject to the claims of any creditor of any beneficiary.

You may make a change of beneficiary by Written Request on a form provided by us while the Insured is living. The change will take place as of the date the request is signed. Any rights created by the change will be subject to any payments made or actions taken by us before the Written Request is received. You may designate a permanent beneficiary whose rights under the policy cannot be changed without his or her consent.

The interest of a beneficiary who does not survive to receive payment will pass to the surviving beneficiaries in proportion to their share in the proceeds, unless otherwise provided. If no beneficiaries survive to receive payment, the death proceeds will pass to the Owner, or the Owner's estate if the Owner does not survive to receive payment.

                                    PREMIUMS

Premiums - This policy will not be in force until the initial premium is paid. The initial premium is payable either at our Home Office or to our agent. Additional premiums, if any, are payable in advance at our Home Office. At your request, a premium receipt signed by one of our officers will be given to you. No premium may be less than $50. Premiums may be paid at any time, subject to the premium limitations shown later in this section.

Planned Premium - is the amount of premium you plan to pay. It is shown in the Policy Specifications and may be changed by Written Request. Payment of the Planned Premium does not guarantee that the policy will continue in force.

Premium Allocation - Allocation of the initial Net Premium will be done on the issue date or, if later, the date the premium is received and accepted by us. Any Net Premiums received before your policy has been placed in force, due to the presence of outstanding requirements, will be allocated to the Money Market Variable Account until the requirements are satisfied. At such time, the Accumulated Value in the

Money Market Variable Account will be transferred to the Investment Options according to the premium allocation specified in the application or your most recent allocation instructions received by us, if any. Net Premiums received after your policy has been placed in force will be allocated to the Investment Options according to the premium allocation specified in the application or your most recent allocation instructions received by us, if any. Upon Written Request, you may change the premium allocation. Subsequently, Net Premiums will be allocated to the Investment Options according to your most recent allocation instructions.

Premium Limitation - We will not accept premiums after the Insured's Age 100, although you may make a loan repayment at any time. We reserve the right to require Evidence of Insurability, satisfactory to us, for any unscheduled premium payment that would result in an immediate increase in the difference between the death benefit and the Accumulated Value.

Guideline Premium Limitation - This subsection applies only if you have elected the Guideline Premium Test as the Death Benefit Qualification Test. In order for this policy to be treated as life insurance under the Code, the sum of the premiums paid less a portion of any withdrawals, as defined in the Code, may not exceed the greater of:

.. The Guideline Single Premium; or
.. The sum of the annual Guideline Level Premiums to the date of payment.

The Guideline Premiums are shown in the Policy Specifications. The Guideline Premiums may change whenever there is a change in the Face Amount of insurance or in other policy benefits. Any such Guideline Premium change will be shown in a supplemental schedule that we will send to you at the time of the change.

The Guideline Premiums are determined by the rules, which apply to this policy as set forth in the Code. The Guideline Premiums will be adjusted to conform to any changes in the Code. In the event that a premium payment would exceed such revised limits, we reserve the right to refund the excess payment to you, provided that we may not refuse any premium payment necessary to keep this policy in force. Further, we reserve the right to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance under the Code.

                                  DEATH BENEFIT

Death Benefit - This policy provides a death benefit on the death of the Insured while this policy is in force. This section describes how the death benefit is calculated. On the date of death, the death benefit is the larger of:

.. The death benefit as calculated under the Death Benefit Option in effect; or .. The Minimum Death Benefit calculated under the Death Benefit Qualification
  Test elected.

Death Benefit Options - You have elected the Death Benefit Option in the application. The Death Benefit Option for this policy appears in the Policy Specifications. The Death Benefit Options are explained below.

.. Option A - The death benefit equals the Face Amount.
.. Option B - The death benefit equals the Face Amount plus the Accumulated Value at death.
.. Option C - The death benefit equals the Face Amount plus the sum of the premiums paid minus the sum of any withdrawals taken and any other distribution of the Accumulated Value to the date of death. If the sum of the withdrawals is greater than the sum of the premiums paid, then the death benefit will be less than the Face Amount.

Change of Death Benefit Option - The Death Benefit Option may be changed to Option A or B upon Written Request at a maximum of once per year. Changes to Option C are not permitted. After any such change, the Face Amount will be that amount which results in the death benefit after the change being equal to the death benefit before the change. The change will be effective on the Monthly Payment Date on or next following the day we receive your Written Request at our Home Office.

Death Benefit Qualification Test - In order for your policy to be classified as life insurance under the Code, it must satisfy one of two Death Benefit Qualification Tests. Unless you have elected otherwise, the Death Benefit Qualification Test for this policy is the Guideline Premium Test. The Death Benefit Qualification Test for this policy appears in the Policy Specifications. It may not be changed for the life of the contract. The two Death Benefit Qualification Tests are explained in this subsection.

1. Cash Value Accumulation Test (CVAT) - The Minimum Death Benefit will be the amount required for this policy to be deemed "life insurance" according to the Code, but not less than 101% of the Accumulated Value.

2. Guideline Premium Test (GPT) - The Minimum Death Benefit at any time is the Accumulated Value multiplied by the death benefit percentage for the Age of the Insured as shown in the following table.

           Death Benefit       Death Benefit      Death Benefit         Death Benefit
     Age     Percentage   Age   Percentage   Age    Percentage    Age     Percentage
     0-40       250%      50        185%     60        130%        70        115%
      41        243       51        178      61        128         71        113
      42        236       52        171      62        126         72        111
      43        229       53        164      63        124         73        109
      44        222       54        157      64        122         74        107
      45        215       55        150      65        120       75-90       105
      46        209       56        146      66        119         91        104
      47        203       57        142      67        118         92        103
      48        197       58        138      68        117         93        102
      49        191       59        134      69        116      Over 93      101

Death Benefit Proceeds - The death benefit proceeds are the actual amount payable if the Insured dies while this policy is in force. The death benefit proceeds are equal to the death benefit, as of the date of the Insured's death, less any Policy Debt and less any due and unpaid monthly deductions occurring during a grace period.

We will pay the death benefit proceeds to the beneficiary within 2 months after we receive, at our Home Office, due proof of the Insured's death (certified copies of the death certificate or, if unavailable, other legal documentation which we accept) and information sufficient to identify the beneficiary. The death benefit proceeds paid are subject to the conditions and adjustments defined in other policy provisions, such as General Provisions, Withdrawals, Policy Loans, and Timing of Payments and Transfers. We will pay interest on Death Benefit Proceeds from the date of death to the date payment is made at a rate of interest not less than the guaranteed interest rate used for the Fixed Account under this policy. If state law requires payment of a greater amount of interest, we will pay that amount.

Face Amount Decrease - Starting on the fifth policy anniversary, you may make a request to decrease the Face Amount by an amount not less than the minimum we allow at such time. The Face Amount may not be decreased to less than $12,000. The effective date of the decreased Face Amount will be the first Monthly Payment Date on or following the date we receive your Written Request. We recommend you consult your tax advisor before requesting a decrease in policy Face Amount. Upon approval of any unscheduled decrease, we will send you a supplemental schedule of coverage, which will include the decreased Face Amount and the effective date of the decrease.

The request for a decrease in the Face Amount will be subject to the Guideline Premium Limit as defined in the Code. This may result in a refund of premiums and/or the distribution of Accumulated Value in order to maintain compliance with such limit. Such request will not be allowed if the resulting Guideline

Premium limit could cause an amount in excess of the Net Cash Surrender Value to be distributed from the policy.

Change in Benefits - Under the Guideline Premium Test, any change in policy or rider benefits will require an adjustment to the Guideline Premium Limit. See the Tax Qualification as Life Insurance subsection of the General Provisions section for details.

                                ACCUMULATED VALUE

Accumulated Value - is defined on each Valuation Date and is the sum of the Fixed Accumulated Value plus the Variable Accumulated Value plus the Loan Account.

Fixed Accumulated Value - The Fixed Accumulated Value is the sum of the Accumulated Value in each Fixed Option. The Fixed Options consist of the Fixed Account and the Fixed LT Account.

This subsection describes how we calculate the Accumulated Value in each Fixed Option. We credit interest on a daily basis, using a 365-day year, at a rate not less than an annual effective rate of 3%. At our discretion, we may credit a higher rate of interest. Each Fixed Option may have its own unique rate. The interest rate in effect at the beginning of the policy year will be effective for the duration of that year. The Accumulated Value for each Fixed Option on any Valuation Date is the following, including interest on each:

.. the Accumulated Value for the Fixed Option on the prior Monthly Payment Date; .. plus the amount of any Net Premium received and allocated to the Fixed Option since the last Monthly Payment Date;
.. plus the amount of any transfer to the Fixed Option, including transfers from the Loan Account, since the last Monthly Payment Date;
.. minus the Monthly Deduction and other deductions due, if any, and assessed against the Fixed Option; and
.. minus the amount of any withdrawals, or transfers from the Fixed Option, including transfers to the Loan Account, since the last Monthly Payment Date.

Variable Accumulated Value - The Variable Accumulated Value is the sum of your policy's Accumulated Value in each Variable Account.

This subsection describes how we calculate your policy's Accumulated Value in each Variable Account. Assets in each Variable Account are divided into Accumulation Units, which are a measure of value used for bookkeeping purposes. We credit your policy with Accumulation Units in each Variable Account as a result of:

.. the amount of any Net Premium received and allocated to the Variable Account;
  and
.. transfers of Accumulated Value to the Variable Account, including transfers from the Loan Account.

We debit Accumulation Units in each Variable Account as a result of:

.. transfers from the Variable Account, including transfers to the Loan Account; .. Surrenders and withdrawals from the Variable Account; and .. the monthly deduction and other deductions due, if any, and assessed against the Variable Account.

To determine the number of Accumulation Units debited or credited for a transaction, we divide the dollar amount of the transaction by the Unit Value of the affected Variable Account.

To determine your policy's Accumulated Value in each Variable Account, we multiply the number of Accumulation Units in the Variable Account by the Unit Value of the Variable Account. The number of

Accumulation Units in each Variable Account will not change because of subsequent changes in Unit Value.

The Unit Value of each Variable Account initially was $10. The Unit Value of each Variable Account is determined on each Valuation Date. To calculate the Unit Value of a Variable Account on any Valuation Date, we adjust the Unit Value from the previous Valuation Date for:

.. any dividends or distributions paid to the Variable Account;
.. the investment performance of the Variable Account, which is based on the investment performance of the corresponding portfolio and includes expenses related to the portfolio's management;
.. charges, if any, that may be assessed by us for income taxes attributable to the operation of the Variable Account.

Loan Account - The Loan Account is the amount set aside to secure Policy Debt. We will credit interest to the Loan Account on a daily basis, using a 365-day year, and the daily equivalent of an annual effective rate, which we guarantee to be at least 3.00%. At our discretion, we may credit a higher rate of interest on the Loan Account. The amount in the Loan Account on any Valuation Date is the following, including interest on each:

.. the amount in the Loan Account as of the end of the prior Monthly Payment
  Date;
.. plus any loan taken since the prior Monthly Payment Date; and .. minus any loan amount repaid since the prior Monthly Payment Date.

On each policy anniversary, if the amount in the Loan Account exceeds policy debt, the excess will be transferred from the Loan Account to the Investment Options according to your most recent premium allocation instructions, and if policy debt exceeds the amount in the Loan Account, the excess will be transferred from the Investment Options on a proportionate basis to the Loan Account.

                                 POLICY CHARGES

Monthly Deduction - A Monthly Deduction for a policy month is due on each Monthly Payment Date and is equal to the sum of the following items:

.. the monthly Cost of Insurance Charge;
.. the M&E Risk Charge;
.. the Administrative Charge; and
.. rider or benefit charges, if any.

Unless you have made a Written Request to the contrary, the Monthly Deduction will be charged on the Monthly Payment Date proportionately to the Accumulated Value in each Investment Option.

Cost of Insurance Charge - Beginning on the Policy Date and monthly thereafter, there will be a monthly Cost of Insurance Charge for the death benefit payable under this policy equal to (1) multiplied by (2), with the result divided by 1000, where:

  (1) is the applicable monthly Cost of Insurance Rate; and
  (2) is the Net Amount at Risk.

Net Amount at Risk - The Net Amount at Risk is equal to the death benefit as of the most recent Monthly Payment Date divided by the Monthly Guaranteed Interest Rate Factor, then reduced by the Accumulated Value at the beginning of the policy month before the Monthly Deduction is due. The Monthly Guaranteed Interest Rate Factor is 1.002466.

Cost of Insurance Rates - The current monthly Cost of Insurance Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in the Policy Specifications. Cost of Insurance Rates will apply uniformly to all members of the same class. Class is determined by a number of factors, including the Insured's Age, Risk Classification, death benefit, Policy Date and policy duration. Any changes in the Cost of Insurance Rates will apply uniformly to all members of the same class.

Mortality and Expense (M&E) Risk Charge - Beginning on the Policy Date and monthly thereafter, we will deduct a M&E Risk Charge from the Accumulated Value to compensate us for the risk we assume that mortality, expenses and other costs of providing your policy will be greater than estimated. The M&E Risk Charge is equal to the M&E Risk Charge Rate shown in the Policy Specifications, multiplied by the Accumulated Value less Policy Debt at the beginning of the policy month less the Cost of Insurance Charge and less the monthly charge for rider benefits, if any.

Administrative Charge - Beginning on the Policy Date and monthly thereafter, there will be an Administrative Charge. The amount of the charge is shown in the Policy Specifications.

Premium Load - A Premium Load will be charged each time that a premium is paid to cover certain local, state and federal tax and certain sales and distribution costs. The Premium Load will equal the premium paid multiplied by the Premium Load rate shown in the Policy Specifications. The Premium Load associated with each premium will be immediately deducted from the premium paid. We reserve the right to increase the Premium Load with respect to the charge for local, state and federal tax. We will notify you of any such change.

Other Taxes - In addition to the charges imposed under Premium Load and elsewhere, we reserve the right to make a charge for federal, state or local taxes that may be attributable to the Variable Accounts or to our operations with respect to this policy if we incur any such taxes.

                         POLICY LAPSE AND REINSTATEMENT

Grace Period and Lapse - If the Accumulated Value less Policy Debt on a Monthly Payment Date is not sufficient to cover the current monthly deduction, a grace period of 61 days will be allowed for the payment of sufficient premium to keep your policy in force.

The grace period begins on the Monthly Payment Date on which the insufficiency occurred and ends 61 days thereafter. At the start of the grace period, we will notify you and any assignee of record at the last known address. The notice will state the due date and the amount of premium required for your policy to remain in force. A minimum of three times the monthly deduction due when the insufficiency occurred, plus Premium Load, must be paid. There is no penalty for paying a premium during the grace period. Your policy will remain in force during the grace period. If sufficient premium is not paid by the end of the grace period, a lapse will occur. Thirty-one days prior to lapse, we will send you and any assignee of record a notice containing the lapse date and the required premium to keep your policy in force. If the Insured dies during the grace period, the death benefit proceeds will be reduced by any overdue charges. Upon lapse, the policy will terminate with no value.

Reinstatement - If it has not been surrendered, this policy may be reinstated not more than five years after the end of the grace period. To reinstate this policy you must provide us with the following:

.. A written application;
.. Evidence of Insurability;
.. Sufficient premium to cover all monthly deductions that were due and unpaid during the grace period; plus
.. Sufficient premium to keep the policy in force for three months after the date of reinstatement.

The effective date of the reinstated policy will be the first Monthly Payment Date on or following the date we approve your reinstatement application. If the policy is reinstated on the first Monthly Payment Date following lapse, any Policy Debt on the date of lapse will also be reinstated. If the policy is reinstated after the first Monthly Payment Date following lapse, any Policy Debt outstanding on the date of lapse will be extinguished, except that you may instruct us by Written Request to reinstate the Policy Debt in such case.

                                    TRANSFERS

Transfers - After your initial Net Premium has been allocated according to your instructions and while your policy is in force, you may, upon Written Request, transfer your Accumulated Value, or a part of it, among the Investment Options as provided in this section. No transfer may be made if the policy is in a grace period and the required premium has not been paid.

We reserve the right:

.. to limit the size of transfers so that each transfer is at least $500;
.. to require that the remaining balance in any account as a result of a transfer be at least $500;
.. to assess a charge of $50 for each transfer exceeding 6 per policy year; and .. to otherwise waive or reduce the restrictions on the transfer provisions described in this section.

Transfers To The Fixed Options - You may transfer to the Fixed Options only during the policy month preceding each policy anniversary.

Transfers From The Fixed Account - You may transfer from the Fixed Account an amount up to the greater of $5,000 or 25% of the Accumulated Value in the Fixed Account, but only one such transfer may be made in any twelve-month period

Transfers From The Fixed LT Account - You may transfer from the Fixed LT Account an amount up to the greater of $5,000 or 10% of the Accumulated Value in the Fixed LT Account, but only one such transfer may be made in any twelve-month period.

Allocations To The Fixed Options - We reserve the right to limit the amount allocated to the Fixed Options to $1,000,000 during the most recent 12 months for all policies in which you have an ownership interest or to which payments are made by a single payor. Policies that are MEC's may not make any allocations to the Fixed LT Account. Allocations include Net Premium payments, transfers and loan repayments. Any excess over $1,000,000 will be allocated to your other Investment Options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. You may contact us to find out if a higher limit is in effect.

                       SURRENDER AND WITHDRAWAL OF VALUES

Surrender - Upon Written Request while the Insured is living you may surrender this policy for its Net Cash Surrender Value. The policy will terminate on the date the request is received.

Net Cash Surrender Value - The Net Cash Surrender Value is the Cash Surrender Value less any Policy Debt.

Cash Surrender Value - The Cash Surrender Value is the Accumulated Value.

Withdrawals - Upon Written Request on or after the first policy anniversary while the Insured is living, you may withdraw a portion of the Net Cash Surrender Value of this policy. Withdrawals will be subject to the following conditions: The amount of each withdrawal must be at least $200 and the Net Cash Surrender Value remaining after each withdrawal must be at least $500. Also, if there is any Policy Debt at the time of each withdrawal, the amount of the withdrawal is limited to the excess, if any, of the Cash Surrender Value immediately prior to the withdrawal over the result of the Policy Debt divided by 90%.

The amount of each withdrawal will be allocated proportionately to the Accumulated Value in the Investment Options unless you request otherwise. If the Insured dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking the withdrawal into account.

Withdrawals may also affect the Face Amount. A withdrawal will reduce the Face Amount, but only for policies having Death Benefit Option A. In such case, a withdrawal in excess of the difference between the Minimum Death Benefit and the Face Amount will reduce the Face Amount by the amount of the excess. A withdrawal will not be allowed if it causes the Face Amount to drop below our minimum issue limit of $12,000

                        TIMING OF PAYMENTS AND TRANSFERS

Variable Accounts - With respect to allocations made to the Variable Accounts, we will calculate values for surrenders, withdrawals, loans and, unless transfers are restricted, transfers as of the end of the Valuation Date on or next following the day on which we receive your instructions. For any portion of death benefit depending on the Variable Accumulated Value, we will calculate such value as of the end of the Valuation Date on or next following the day on which the Insured's death occurs. We will pay such amounts and will process such transfers within seven days after we receive all the information needed for the transaction. However, we may postpone the calculation, payment or transfer of any amounts that are based on the investment performance of the Variable Accounts, if:

.. the New York Stock Exchange is closed on other than customary weekend and holiday closings; or
.. trading on the New York Stock Exchange is restricted as determined by the
  Securities and Exchange Commission (SEC); or
.. an emergency exists, as determined by the SEC, as a result of which it is not reasonably practicable to determine the value of the Account assets or to dispose of Account securities; or
.. The SEC by order permits postponement for the protection of policy owners.

Fixed Options - With respect to allocations made to the Fixed Options, we may defer surrenders, withdrawals, loans (except for loans to pay a premium on any policy issued by us), and transfers from the Fixed Options, for up to six months after we receive your request. If we defer any such payment for more than 30 days after we receive your request, we will pay interest at the rate required by the state in which this policy is delivered, but not less than an annual rate of 3%.

                                 INCOME BENEFITS

Income Benefits - Surrender or withdrawal benefits may be used to buy a lifetime monthly income as long as the monthly income is at least $100. Death benefits may be used to buy a monthly income for the lifetime of the beneficiary. The monthly income is guaranteed to continue for at least ten years, unless another form of payment is requested. Under the automatic form of payment, if the income recipient dies before the end of the ten-year period, payments will continue to the end of the ten-year period to a person designated by the income recipient in writing.

The purchase rates for the monthly income will be set periodically by the Company. However, under the automatic form, the monthly income bought by each $1,000 of benefit amount will always be at least as large as that shown below.

           Monthly       Monthly        Monthly       Monthly        Monthly
     Age   Income   Age   Income   Age   Income  Age  Income    Age  Income

     0-30   3.09    40     3.37    50     3.81   60     4.54    70     5.78
      32    3.14    42     3.44    52     3.93   62     4.73    72     6.11
      34    3.19    44     3.52    54     4.06   64     4.95    74     6.48
      36    3.24    46     3.61    56     4.20   66     5.20    75+    6.67
      38    3.30    48     3.71    58     4.36   68     5.47

Monthly income amount for ages not shown are halfway between the two amounts for the nearest two ages that are shown. Amounts shown are based on the Annuity 2000 table with interest at 3.00%. We may require evidence of survival for incomes that last more than ten years.

Other Income Options - Surrender, withdrawal or death benefits may be used under any other payment plans that we make available at that time.

                                  POLICY LOANS

Policy Loans - You may obtain loans by Written Request on the sole security of the Loan Account of this policy.

Loan Amount Available - The amount available for a loan is equal to 90% of Net Cash Surrender Value or, if greater, the Net Cash Surrender Value less 12 times the most recent monthly deduction. The amount of a loan must be at least $200.

Loan Interest - Interest will accrue daily and is payable in arrears at the annual rate of 3.75% for policy years 1-10, 3.50% for policy years 11-20, and 3.25% thereafter. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.

Loan Account - When a loan is taken, an amount equal to the loan is transferred out of the Accumulated Value in the Investment Options into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Investment Options on a pro rata basis, up to the amount available. We will credit interest to the Loan Account as described in the Accumulated Value section.

On each policy anniversary, if the amount in the Loan Account exceeds Policy Debt, the excess will be transferred from the Loan Account to the Investment Options according to your most recent instructions. If Policy Debt exceeds the amount in the Loan Account, an amount equal to such excess will be transferred from the Investment Options on a proportionate basis to the Loan Account.

Loan Repayment - Loans may be repaid at any time prior to lapse of this policy. An amount equal to the portion of any loan repaid, but not more than the amount in the Loan Account, will be transferred from the Loan Account to the Investment Options according to your most recent instructions. We reserve the right to first transfer repayments from the Loan Account to each Fixed Option up to the amount that was originally borrowed. Any excess over such amount will be transferred to the Variable Accounts according to your most recent instructions.

Any payment we receive from you while you have a loan will be first considered a loan repayment, unless you tell us in writing it is a premium payment.

                           SEPARATE ACCOUNT PROVISIONS

Separate Account - We established the Separate Account and maintain it under the laws and regulations of California. The assets of the Separate Account shall be valued at least as often as any policy benefits vary, but at least monthly. The Separate Account is divided into subaccounts, called Variable Accounts. Income and realized and unrealized gains and losses from the assets of each Variable Account are credited or charged against it without regard to our other income, gains or losses. Assets may be put in our Separate Account to support this policy and other variable life policies. Assets may be put in our Separate Account for other purposes, but not to support contracts or policies other than variable life contracts or policies.

The assets of our Separate Account are our property. The portion of its assets equal to the reserves and other policy liabilities with respect to our Separate Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of a Variable Account in excess of the reserves and other liabilities with respect to that Variable Account to another Variable Account or to our general account. All obligations arising under the policy are general corporate obligations of ours. We do not hold ourselves out to be trustees of the Separate Account assets.

Variable Accounts - Each Variable Account may invest its assets in a separate class of shares of a designated investment company or companies. The Variable Accounts of our Separate Account that were available for your initial allocations are shown in your application for this policy. From time to time, we may make other Variable Accounts available to you. We will provide you with written notice of all material details including investment objectives and all charges.

We reserve the right, subject to compliance with the law then in effect, to:
.. change or add designated investment companies;
.. add, remove or combine Variable Accounts;
.. add, delete or make substitutions for the securities that are held or purchased by the Separate Account or any Variable Account;
.. register or deregister any Variable Account under the Investment Company Act of 1940;
.. change the classification of any Variable Account;
.. operate any Variable Account as a managed investment company or as a unit investment trust;
.. combine the assets of any Variable Account with other separate accounts or subaccounts of ours or our affiliates;
.. transfer the assets of any Variable Account to other separate accounts or subaccounts of ours or our affiliates;
.. run any Variable Account under the direction of a committee, board, or other group;
.. restrict or eliminate any voting rights of policy Owners with respect to any Variable Account, or other persons who have voting rights as to any Variable Account;
.. change the allocations permitted under the policy;
.. terminate and liquidate any Variable Account; and .. make any other change needed to comply with law.

If any of these changes result in a material change in the underlying investment of a Variable Account of our Separate Account, we will notify you of such change.

Unless required by law or regulation, an investment policy may not be changed without our consent. We will not change the investment policy of the Separate Account without the approval of the Insurance Commissioner in the state of California, and the approval process is on file with the Commissioner.

                             SUBSTITUTION OF INSURED

Benefit - Subject to our approval, you may request a substitution of the Insured under this policy for a new Insured after the first policy year. We will require the following before we substitute the Insured:
.. The new Insured must submit Evidence of Insurability.
.. You must submit a written application for the substitution.

We may adjust the Face Amount, Accumulated Value and any policy fees and charges to reflect the new Insured. A revised schedule of benefits will be sent to you outlining the benefits for the new Insured. Riders on the new Insured will be added only with our consent and subject to our requirements for those riders. If approved, the substitution will be effective on the next Monthly Payment Date on or next following our approval.

With respect to the substituted Insured, the incontestability and suicide exclusion periods will begin on the substitution date, or any later reinstatement date. If the Substituted Insured commits suicide, while sane or insane, within 2 years of the effective date of the substitution, no death benefit proceeds will be paid. Instead, we will return the Net Cash Surrender Value as of the Substitution Date, plus any premiums paid and less any loans and Withdrawals taken, or any dividends paid in cash, all since the substitution date.

                               GENERAL PROVISIONS

Entire Contract - This policy is a contract between you and us. This policy, any attached endorsements, benefits and riders and the attached copy of the initial application are the entire contract, except as follows. Any written application for a change in policy terms allowed by the policy after issue or written notice of exercise of policy options made after the policy has been issued will also become part of the contract upon our acceptance of such application or notice and our mailing of same to your address last known to us. Only an authorized officer is permitted to change this contract or extend the time for paying premiums. Any such change must be in writing.

All statements in the application shall, in the absence of fraud, be deemed representations and not warranties. We will not use any statement to contest this policy or defend a claim on grounds of misrepresentation unless the statement is in an application.

Incontestability - We will not contest this policy unless there was a material misrepresentation in an application, including any reinstatement application. The policy will terminate upon successful contest. Except for failure to pay premiums, this policy cannot be contested after the expiration of the following time periods:

.. If this policy has not been reinstated, we cannot contest this policy after it has been in force during the Insured's lifetime for two years from the Policy Date; and
.. Following a reinstatement, we cannot contest this policy after it has been in force during the Insured's lifetime for two years from the reinstatement date.

Non-Participating - This policy will not share in any of our surplus earnings.

Juvenile Insured - If an Insured's Age on the Policy Date is less than 20, the Insured may apply for Nonsmoker risk status on attaining Age 20. This option must be requested in writing and accompanied by satisfactory evidence of nonsmoking.

Suicide Exclusion - If the Insured dies by suicide, while sane or insane, within two years of the Policy Date, no death benefit proceeds will be paid. Instead, we will return the sum of the premiums paid, less the sum of any Policy Debt and withdrawals.

Misstatement - If it is discovered after the Insured dies that the Insured's age was misstated on the application, the amount of the death benefit shall be the greater of that which would be purchased by the most recent Cost of Insurance Charge at the correct age, or the Minimum Death Benefit for the correct age.

Reports - A report will be mailed to you at the end of each policy year to your last known address. This report will include the following information for the policy year:

.. the Accumulated Value;
.. the Cash Surrender Value;
.. the current death benefit;
.. any existing Policy Debt;
.. transactions that occurred during the policy year;
.. changes in the Guideline Premiums, if applicable; and .. any information required by law.

In addition to the above reports, an annual report will also be mailed to you. The report will contain financial statements for the Separate Account and the designated investment company or companies or other designated portfolio(s) in which the Separate Account invests, the latter of which will include a list of the portfolio securities of the investment company, as required by the Investment Company Act of 1940, and of any other designated portfolio. We will also send any other reports as required by federal securities law.

Policy Illustrations - Upon request we will give you an illustration of the future benefits under this policy based upon both guaranteed and current cost factor assumptions. However, if you ask us to do this more than once in any policy year, we reserve the right to charge you a fee not to exceed $25 per request for this service. Illustrated benefits that are not guaranteed, such as benefits based on the current cost factor assumptions, will vary depending upon a number of factors, including but not limited to, changes in future investment performance.

Basis of Values - A detailed statement showing how values are determined has been filed with the state insurance department, if required. All values are at least equal to the minimums required by the law of the state in which this policy is delivered. The values are based on the Commissioner's 1980 Standard Ordinary Mortality Table and interest at the rate of 3%, except for unisex issues which are based on the 1980 CSO Table B and interest at the rate of 3%.

Ownership of Assets - We have the exclusive and absolute control of our assets, including all assets in the Separate or Variable Accounts.

Tax Qualification as Life Insurance - This policy is intended to qualify as a life insurance contract for federal tax purposes, and the death benefit under this policy is intended to qualify for federal income tax exclusion. The policy, including any other rider, benefit or endorsement, shall be interpreted to ensure and maintain such tax qualification, despite any other provision to the contrary. We will not accept a premium payment, which would cause the policy to fail to qualify as a life insurance contract for federal tax purposes.

If at any time the premiums paid under the policy exceed the amount allowable for such tax qualification, the excess amount, including any associated investment gains or losses, shall be removed from the policy as of the date of its payment, and any appropriate adjustment in the death benefit shall be made as of such date. The excess amount, as determined under federal tax law, including any associated investment gains or losses, shall be refunded no later than 60 days after the end of the applicable contract year. For any such refund, any premium load originally assessed will be refunded and no surrender charges will apply.

If this excess amount is not refunded by the end of such 60-day period, the death benefit shall be increased retroactively to the minimum extent necessary so that at no time is the death benefit ever less than the amount necessary to ensure or maintain such tax qualification, and the Accumulated Value will be reduced to reflect the increased Monthly Deductions as a result of such death benefit increase.

If you request a decrease in policy or rider benefits, it may cause a reduction in any applicable limitations on premiums or cash values for the policy under federal tax law. Such a reduction in these limits may require us to make a distribution from the policy equal to the greatest amount by which the premiums paid or cash values for the policy, as determined under federal tax law, exceed any such reduced limits, in order to maintain the policy's tax qualification. If such a distribution is made, the distribution will be paid to you and the Accumulated Value will be reduced by the amount of the distribution. However, no request for a decrease in policy or rider benefits will be allowed to the extent that the resulting reduction in such tax limits would require us to distribute more than the Net Cash Surrender Value for the policy.

MEC Status - MEC stands for Modified Endowment Contract. Unless you have given us Written Notice to the contrary, the provisions of this MEC Status subsection apply. Under federal tax law, if the funding of a life insurance contract occurs too rapidly, it becomes a MEC and fails to qualify for certain favorable treatment as a result. This policy is intended to qualify as a life insurance contract that is not a MEC for federal tax purposes. This policy, including any other rider, benefit or endorsement, shall be interpreted to prevent the policy from being subject to such MEC treatment, despite any other provision to the contrary. We will not accept a payment as premium or otherwise which would cause the policy to become a MEC.

If at any time the amounts paid under the policy exceed the limit for avoiding such MEC treatment, the excess amount, including any associated investment gains or losses, shall be removed from the policy as of the date of its payment, and any appropriate adjustment in the death benefit shall be made as of such date. The excess amount, as determined under federal tax law, including any associated investment gains or losses, shall be refunded no later than 60 days after the end of the applicable contract year. For any such refund, any premium load originally assessed will be refunded and no surrender charges will apply.

If this excess amount is not refunded by the end of such 60-day period, the death benefit shall be increased retroactively to the minimum extent necessary so that at no time is the death benefit ever less than the amount necessary to avoid such MEC treatment, and the Accumulated Value will be reduced to reflect the increased Monthly Deductions as a result of such death benefit increase.

Any request that would change the death benefits under the policy and riders will not be processed if the change would cause the policy to be treated as a MEC. Such changes include a reduction in the Face Amount, a change in death benefit option, and a reduction in Face Amount due to a withdrawal.

Other Distributions of Accumulated Value - If the Net Amount at Risk ever exceeds three times the original Face Amount, we reserve the right to make a distribution of Accumulated Value to make the Net Amount at Risk equal three times the original Face Amount. In such case, the distribution will be treated as a premium refund and no surrender charge will be imposed. By treating the distribution as a premium refund, we mean that, in addition to the distribution of Accumulated Value, which you will receive, we will also pay you an amount representing a return of premium load associated with the distribution. The amount representing the return of premium load will be equal to the reduction in Accumulated Value multiplied by (1/(1-premium load rate))-1, provided that such amount can never exceed the total premium load paid under the policy.

Compliance - We reserve the right to make any change to the provisions of this policy to comply with, or give you the benefit of, any Federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts under the Code or any state. We will provide you with a copy of any such change, and file such a change with the insurance supervisory official of the state in which this policy is delivered. You have the right to refuse any such change.

Termination - This policy terminates on the earliest of:
.. the death of the insured;
.. lapse of the policy; or
.. surrender of the policy.

                                      INDEX

Accumulated Value                                 9
Administrative Charge                            11
Age                                               5
Assignment                                        6
Basis of Values                                  17
Beneficiary                                       6
Cash Surrender Value                             12
Cash Value Accumulation Test (CVAT)               8
Change of Death Benefit Option                    7
Code                                              5
Compliance                                       18
Cost of Insurance Charge                         10
Cost of Insurance Rates                          11
Death Benefit                                     7
Death Benefit Options                             7
Death Benefit Proceeds                            8
Death Benefit Qualification Test                  8
Definitions                                       5
Entire Contract                                  16
Evidence of Insurability                          5
Face Amount                                       5
Face Amount Decrease                              8
Fixed Accumulated Value                           9
Fixed Options                                 5, 13
General Provisions                               16
Grace Period                                     11
Guideline Premium Limitation                      7
Guideline Premium Test (GPT)                      8
Home Office                                       5
Income Benefits                                  13
Incontestability                                 16
Insured                                           5
Investment Options                                5
Juvenile Insured                                 16
Lapse                                            11
Loan Account                                 10, 14
Loan Amount Available                            14
Loan Interest                                    14
Loan Repayment                                   14
M&E Risk Charge                                  11
MEC                                              18
MEC Status                                       18
Misstatement                                     16
Modified Endowment Contract                      18
Monthly Deduction                                10
Monthly Guaranteed Interest Rate Factor          10
Monthly Payment Date                              5
Mortality and Expense Risk Charge            10, 11
Net Amount at Risk                               10
Net Cash Surrender Value                         12
Net Premium                                       5
Non-Participating                                16
Owner                                             6
Planned Premium                                   6
Policy Charges                                   10
Policy Date                                       5
Policy Debt                                       5
Policy Illustrations                             17
Policy Loans                                     14
Policy Specifications                             3
Premium Allocation                                6
Premium Limitation                                7
Premium Load                                     11
Premiums                                          6
Reinstatement                                    11
Reports                                          17
Risk Class                                        3
Separate Account                              5, 15
Substitution of Insured                          16
Suicide Exclusion                                16
Surrender                                        12
Tax Qualification as Life Insurance              17
Termination                                      18
Timing of Payments                               13
Transfers                                        12
Valuation Date                                    5
Valuation Period                                  5
Variable Account                              5, 15
Variable Accumulated Value                        9
Withdrawals                                      12
Written Request                                   6

[LOGO OF PACIFIC LIFE]


Pacific Life Insurance Company.700 Newport Center Drive.Newport Beach, CA 92660
-------------------------------------------------------------------------------

FLEXIBLE PREMIUM
VARIABLE LIFE
INSURANCE POLICY

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

.. Death Benefit Payable On The Death Of The Insured While The Policy Is In Force .. Net Cash Surrender Value Payable Upon Surrender While The Policy Is In Force .. Adjustable Face Amount
.. Benefits May Vary Based On Investment Experience
.. Non-Participating